October 26, 2018

Li-Lan Cheng
Chief Financial Officer
Leju Holdings Limited
15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022
People's Republic of China

       Re: Leju Holdings Limited
           Form 20-F for the fiscal year ended December 31, 2017
           Filed April 26, 2018
           File No. 001-36396

Dear Mr. Cheng:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2017

Item 3. Key Information
Non-GAAP Financial Measures, page 3

1. We note that certain adjustments to "Adjusted net income (loss)" and "Adjusted net income (loss) attributable to Leju Holdings Limited shareholders" have been presented net of tax. Please revise future filings to clearly explain and present the income tax effects of such adjustments separately. Reference is made to Question 102.11 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Li-Lan Cheng
Leju Holdings Limited
October 26, 2018
Page 2

absence of action by the staff.

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson K. Lee,
Senior Staff Accountant, at (202) 551-3468 with any questions.



                                                         Sincerely,
FirstName LastNameLi-Lan Cheng
                                                         Division of
Corporation Finance
Comapany NameLeju Holdings Limited
                                                         Office of Real Estate
and
October 26, 2018 Page 2                                  Commodities
FirstName LastName